SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Dated March 9, 2004



                   IMI International Medical Innovations Inc.

                         Commission File Number 1-31360

                              300-4211 Yonge Street
                            Toronto, Ontario M2P 2A9
                                     CANADA
                    (Address of Principal Executive Offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F  X               Form 40-F
                            ---                        ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ------

Note: Regulation S-TRule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a


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material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No  X
                                       ---    ---

If "Yes" is marked, indicate
below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
              ------



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                   IMI International Medical Innovations Inc.
                                    Form 6-K

     On March 9, 2004, the Registrant publicly disseminated a press release to provide investors with a year-end operating update and a preview of financial results for its fourth quarter and fiscal year ended December 31, 2003. The information contained in the press release is incorporated herein by reference and filed as Exhibit 99 hereto.


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



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             IMI International Medical Innovations Inc.


                             By:      /s/ Ronald G. Hosking
                                      ---------------------
                                      Ronald G. Hosking
                                      Vice President and Chief Financial Officer




 Date: March 9, 2004


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                                  EXHIBIT INDEX



Exhibit
Number                   Description
------                   -----------

99                               The Registrant's Press Release
                                 Dated March 9, 2004


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                                                                      Exhibit 99

Press release


    IMI PROVIDES FISCAL 2003 COMMERCIAL UPDATE AND PREVIEWS YEAR-END RESULTS

     --   Expanded clinical program through new research partnerships
     --   Well positioned to move forward on product development plans
     --   Solid financial foundation at year end

Toronto, Ontario (March 9, 2004) - IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME), a world leader in predictive medicine, today provided investors with a year-end operating update and previewed financial results for its fourth quarter and fiscal year ended December 31, 2003.

"Fiscal 2003 was a significant year of growth for IMI, during which we demonstrated steady progress towards our strategic goals, for both our products and the company as a whole. We continued to gain global exposure for IMI's cardiovascular and cancer franchises while building awareness and acceptance of new approaches to predicting disease," said Dr. Brent Norton, President and CEO of IMI.

"In addition, our partner, McNeil Consumer Healthcare, took significant steps in marketing PreVu* Coronary Heart Disease Predictor, IMI's skin sterol test for heart disease. We are pleased with the progress to date and have every confidence that McNeil will make PreVu* a success in heart disease risk assessment. In addition, we are actively negotiating licensing partnerships for the U.S. and European markets with several companies."

Dr. Norton continued, "Our achievements in fiscal 2003 represent a strong platform for long-term, sustainable value creation. With a solid financial position and prudent management, IMI is poised to advance its strategic plan --- the commercialization of multiple products united by the single vision of predictive medicine."


Fiscal 2003 Operating Highlights
--------------------------------

New research partnerships
     -- Established two major collaborative research partnerships, with AtheroGenics, Inc., a pharmaceutical company focused on the discovery, development and commercialization of novel anti-inflammatory drugs, including one for the treatment of atherosclerosis, and the International Early Lung Cancer Action Program (I-ELCAP), a large, international study sponsored by the National Cancer Institute.

Presentation of new clinical data for cardiovascular and cancer products
     -- IMI's skin test was the subject of a presentation at the American Heart Association (AHA) in November as researchers from Johns Hopkins University presented data from the Multi-Ethnic Study on Atheroscerlosis (MESA). This data showed that IMI's skin test can help to identify subclinical, or hidden, heart disease.

     -- IMI's pivotal skin-cholesterol study, published in the December 2003 edition of Atherosclerosis, an international medical journal, demonstrated that skin cholesterol is an independent risk factor for coronary artery disease that provides new information about cardiovascular disease risk.

     -- In July, positive study results for all three of IMI's cancer-detection tests were presented at the American Association for Cancer Research (AACR) meeting in Washington, DC, with new data showing continued strong performance of the test in detecting early-stage colorectal, lung and breast cancers.

Advancing commercialization of first product
     -- In November, IMI partner McNeil Consumer Healthcare announced the brand name of IMI's skin sterol testing product in Canada as PreVu* Coronary Heart Disease Predictor.

     -- Advanced development of two new skin sterol test formats, one for lab processing and the other for home use.


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     --   In late 2003, McNeil Consumer Healthcare initiated an education and awareness-building phase for its customers and expects to begin supplying PreVu* in 2004.

Established quality management systems
     -- Achieved ISO certification in October, which means that IMI meets the highest international standards for quality control and customer service. This certification is a regulatory requirement in Canada and Europe for new product license submissions.

Increased U.S. market presence
     -- Listed on American Stock Exchange in September, which positions IMI to capitalize on U.S. investor interest in the field of predictive medicine.


Subsequent to Year End
----------------------
In January 2004, the company announced that a scientific abstract featuring LungAlert(TM) will be presented at the American Thoracic Society (ATS) international annual conference on May 24, 2004 in Orlando, Florida. The ATS annual conference attracts 14,000 delegates and is the premier international forum for physicians and scientists who work in pulmonary and critical care medicine.

The abstract accepted for presentation is Examination of the Association of Galactose Oxidase Reactivity in Sputum with Lung Cancer. The findings further support that GOS reactivity in sputum samples may be useful as an initial screening test to identify high- risk subjects.


Financial Highlights (unaudited)
--------------------
IMI's cash burn for the fourth quarter was within management's expectations while expenses were consistent with historical rates.

As at December 31, 2003, the company had cash, cash equivalents and short-term investments totaling approximately CDN$6.7 million. Based on historic burn rates and the expectation that revenues from partnering activities and product sales will begin in 2004, management believes the company's cash resources, together with investment tax credits receivable, are sufficient to meet its current operating and capital requirements.

The company will report full financial results for the year upon completion of its audit.


About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's website at www.imimedical.com.

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Conference Call and Webcast

IMI will hold a conference call and webcast today, March 9, 2004, at 10:30 a.m. ET. To access the conference call, please dial (416) 640-4127 in Toronto, or 1
(800) 814-4857 elsewhere in North America. A live audio webcast will be available at www.imimedical.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until March 16, 2004, please dial (416) 640-1917 or (877) 289-8525 and enter the passcode
21041345#.

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This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other regulatory filings.
                                     # # #

For more information, please contact:
Sarah Borg-Olivier, Director, Communications
Ron Hosking, Vice President and CFO
(416) 222-3449
sbolivier@imimedical.com

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